UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549




SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934



COMMUNITY MEDICAL TRANSPORT, INC.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

203744 10 7
(CUSIP Number)




Michael A. Duchesneau, MD
4015 Bayshore Blvd. #16E
Tampa, FL 33611
813-805-2938
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)



February 4,2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


1. Name of Reporting Person

   Michael A. Duchesneau, MD

2. Check the appropriate box if a member of a group

   (a) [ ]    (b) [ ]

3. SEC Use Only

4. Source of Funds

   PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

   United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power          68,000

8.  Shared Voting Power        None

9.  Sole Dispositive Power     68,000

10. Shared Dispositive Power   None

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    68,000 Shares

12. Check if the Aggregate Amount in Row (11) Excludes Certain
    Shares    [ ]

13. Percent of Class Represented by Amount in Row (11)

    6.7%

14. Type of Reporting Person

    IN

Item 1 SECURITY AND ISSUER

This statement, filed on Schedule 13D, relates to shares of the Common Stock, $.001 par value, of Community Medical Transport,
Inc., a Delaware Corporation whose principal executive offices are located at 4 Gannett Drive, White Plains, NY 10604.

Item 2 IDENTITY AND BACKGROUND

This statement is filed on behalf of Michael A. Duchesneau, MD.
Dr. Duchesneau is a citizen of the United States of America and his primary address is 4015 Bayshore Blvd. #16E Tampa, FL 33611

Dr. Duchesneau is an EMS Physician based in Tampa, FL and New
York City.

During the last five years Dr. Duchesneau has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years Dr. Duchesneau has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3 SOURCE OF FUNDS OR OTHER CONSIDERATION

Dr. Duchesneau has purchased the Common Shares of Community
Medical Transport, Inc., reported herein, on the open market using personal funds in the amount of $114,631.

Item 4 PURPOSE OF TRANSACTION

Dr. Duchesneau acquired the Common Shares of Community Medical
Transport, Inc., reported herein, as an investment.

(a) Dr. Duchesneau intends to continuously review the operational performance of Community Medical Transport, Inc. and the performance of the securities of Community Medical Transport, Inc., either on the NASDAQ Stock Market, or through any other markets or sources through which this Registered Security may be lawfully traded or exchanged.
    He reserves the right to purchase additional Common Shares or any other investment product of Community Medical Transport, Inc. either on the open market or through any other lawfully permitted means, or to sell said investment products on the open market or through any other lawfully permitted means.

(b) Dr. Duchesneau does not currently have plans for any extraordinary corporate transaction as defined in Rule 13D, but he reserves the right to take any lawful action in the future as he may deem appropriate.

(c) Dr. Duchesneau does not currently have plans for a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries, but he reserves the right to take any lawful action in the future as he may deem appropriate.

(d) Dr. Duchesneau reserves the right to seek a position on the Board of Directors of Community Medical Transport, Inc.
    should he deem it appropriate.

(e) Dr. Duchesneau does not currently have plans for any material change in the present capitalization or dividend policy of the issuer, but he reserves the right to take any lawful action in the future as he may deem appropriate.

(f) Dr. Duchesneau does not currently have plans for any other material changes in the issuers business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940.

(g) Dr. Duchesneau does not currently have plans for any changes in the issuers charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person, but he reserves the right to take any lawful action in the future as he may deem appropriate.

(h) Dr. Duchesneau does not currently have plans that would cause a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, but he reserves the right to take any lawful action in the future as he may deem appropriate.

(i) Dr. Duchesneau does not currently have plans that would cause a class of equity securities of the issuer to become eligible for termination of registration pursuant to Section
    12(g)(4) of the Act.

(j) Dr. Duchesneau does not currently have plans that would result in any action similar to any of those enumerated above, but he reserves the right to take any lawful action in the future as he may deem appropriate.



Item 5 INTEREST IN SECURITIES OF THE ISSUER

(a) Dr. Duchesneau directly owns 68,000 shares of the issuers common stock. Pursuant to Form 10-QSB/A dated November
    16,1999 there were 1,015,947 shares of common stock outstanding as of September 30,1999.

    Dr. Duchesneaus holdings thus constitute 6.7% of the outstanding shares of common stock of the issuer.

(b) Dr. Duchesneau has sole voting and dispositive power over 68,000 common shares of the issuer.

(c) Dr. Duchesneau purchased 68,000 shares of the Common Stock of the issuer on the open market between the dates of 10/22/1999 and 02/10/2000 at prices from $1.12 to $2.31 per share.

(d) Not applicable

(e) Not applicable

Item 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
       WITH RESPECT TO SECURITIES OF THE ISSUER

Dr. Duchesneau has no contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7 MATERIAL TO BE FILED AS EXHIBITS

None



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated February 10,2000

By /s/           Michael A. Duchesneau, MD
Print Name       Michael A. Duchesneau, MD